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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                              Harold's Stores, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    413353103
                                 (CUSIP Number)

                            Michael M. Stewart, Esq.
                          20 North Broadway, Suite 1800
                          Oklahoma City, Oklahoma 73102
                                 (405) 235-7700
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 6, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13D-1(e), 240.13D-1(f) or 240.13D-1(g), check the following box. [ ]
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

CUSIP No. 413353103

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1.    Names of Reporting Persons: Ronald S. Staffieri I.R.S.
      Identification Nos. of Above Persons (entities only)

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
      (a)
      (b)

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3.    SEC Use Only

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4.    Source of Funds
      PF

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5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)
      [ ]

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6.    Citizenship or Place of Organization: United States

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                       7.    Sole Voting Power          786,066

  Number of            ---------------------------------------------------------
   Shares              8.    Shared Voting Power        0
 Beneficially
Owned by Each          ---------------------------------------------------------
  Reporting            9.    Sole Dispositive Power     786,066
   Person
    With               ---------------------------------------------------------
                       10.   Shared Dispositive Power   0

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person:  786,066

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12.   Check if the Aggregate Amount in Row 11 Excludes Certain Shares
      (See Instructions)   [ ]

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13.   Percent of Class Represented by Amount in Row 11:  12.6%

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14.   Type of Reporting Person (See Instructions): IN

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Schedule 13D                                                   Page 2 of 4 Pages

     This Amendment No. 1 to Schedule 13D (this "First Amendment") relates to the Schedule 13D originally filed on October 16, 2006, on behalf of Ronald S. Staffieri (the "Reporting Person") with regard to the Reporting Person's beneficial ownership of shares of the common stock, par value $0.01 per share (the "Common Stock"), of Harold's Stores, Inc., an Oklahoma corporation (the "Issuer"). This First Amendment is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report the expected vesting, within 60 days of the date of this First Amendment, of a tranche of a previously-granted option to acquire shares of Common Stock.

ITEM 1. SECURITY AND ISSUER

     The information set forth in the Schedule 13D with respect to this Item has not changed as of the date of this First Amendment.

ITEM 2. IDENTITY AND BACKGROUND

     The information set forth in the Schedule 13D with respect to this Item has not changed as of the date of this First Amendment.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in the Schedule 13D with respect to this Item has not changed as of the date of this First Amendment.

ITEM 4. PURPOSE OF TRANSACTION

     The information set forth in the Schedule 13D with respect to this Item has not changed as of the date of this First Amendment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Pursuant to his right, exercisable within 60 days of the date of this First Amendment, to acquire shares of the Issuer's Common Stock under an option granted to him by the Issuer on October 6, 2006, the Reporting Person beneficially owns 786,066 shares of the Issuer's Common Stock, or 12.6% of the Issuer's Common Stock based on 6,223,508 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on June 19, 2007. The Reporting Person possesses the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all shares issuable to him upon exercise of the foregoing option.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The option granted to the Reporting Person by the Issuer is for a total of 1,965,165 shares of Common Stock. The option has an exercise price of $0.435 per share of Common Stock and becomes first exercisable in five equal tranches of 393,033 shares of Common Stock each. The first tranch was immediately exercisable upon grant of the option. The second tranche is expected to vest on October 5, 2007, and will be immediately exercisable at such time. The

Schedule 13D Page 3 of 4 Pages remaining three tranches become exercisable on October 5, 2008, 2009 and 2010, respectively. In order to exercise the option in whole or in part, the Reporting Person must remain in the continuous employ of the Issuer from October 6, 2006, through the date of exercise of the option, except that the option may be exercised as to its vested portion within three months following the Reporting Person's termination of employment (or within twelve months following termination of employment upon the Reporting Person's death or disability). The option expires as to any portion unexercised on October 6, 2016.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following are included as exhibits to this report:

Exhibit A    Harold's Stores, Inc. Stock Option Agreement dated October 6, 2006,
---------    by and between the Issuer and the Reporting Person (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting
             Person on October 16, 2006)

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: August 6, 2007.                             /s/ Ronald S. Staffieri
                                                  -----------------------------
                                                  Ronald S. Staffieri






Schedule 13D                                                   Page 4 of 4 Pages